Exhibit 99.67

For Immediate Release:

HudBay recommends shareholders take no action in response to Jaguar proposal

Toronto, Ontario, November 26, 2008 – HudBay Minerals Inc. (TSX: HBM) (“HudBay”) today announced that Jaguar Financial Corporation issued a press release on November 21, 2008 stating its intention to make an unsolicited offer to acquire all of the issued and outstanding common shares of HudBay.

No formal offer to the shareholders of HudBay has been made by Jaguar at this time. HudBay and its board of directors will evaluate the proposed transaction should a formal offer be made by Jaguar.

HudBay encourages shareholders to refer to HudBay’s and Lundin’s websites for accurate, factual information about their respective operations, and the proposed business combination.

HudBay remains committed to completing its proposed business combination with Lundin Mining Corporation and encourages shareholders not to take any action with respect to the proposed Jaguar offer until such time as Jaguar makes a formal offer and HudBay has been able to evaluate it.

HudBay has also received a requisition from Jaguar requesting that the board of directors call a shareholders meeting for the purpose of removing the current board of directors of HudBay and replacing them with new directors to be nominated by the requisitioning shareholders. The board of directors of HudBay will review the requisition and respond in due course.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com